Filed Pursuant to Rule 433
dated November 2, 2017
Relating to
Preliminary Prospectus Supplement
dated November 2, 2017 and
Prospectus dated November 18, 2014
Registration Statement No. 333-200352

Final Term Sheet

$700,000,000

Public Service Enterprise Group Incorporated

2.650% Senior Notes due 2022

November 2, 2017

Issuer:	Public Service Enterprise Group Incorporated
Trade Date:	November 2, 2017
Settlement Date:	November 6, 2017 (T+2)
Proceeds to Issuer Before Expenses:	$694,911,000
Security:	2.650% Senior Notes due 2022 (the “Notes”)
Ratings*:	Baa1 (stable outlook) by Moody’s Investor Service, Inc. BBB (stable outlook) by S&P Global Ratings
Security Type:	Senior Unsecured Fixed Rate Notes
Principal Amount:	$700,000,000
Maturity Date:	November 15, 2022
Coupon:	2.650% per annum
Interest Payment Dates:	The 15th of each May and November, beginning May 15, 2018
Redemption Provisions:	At any time prior to October 15, 2022 (one month prior to the maturity date), at a price equal to the greater of (a) 100% of the principal amount of the Notes being redeemed and (b) the sum of the present values of the remaining scheduled payments of principal of and interest on the Notes being redeemed that would be due if the Notes matured on October 15, 2022, exclusive of accrued interest to the redemption date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 12.5 basis points (0.125%), plus any accrued and unpaid interest on the principal amount of the Notes being redeemed to, but excluding, the redemption date.

At any time on or after October 15, 2022, at a price equal to 100% of the principal amount of the Notes being redeemed, plus any accrued and unpaid interest on the principal amount of the Notes being redeemed to, but excluding, the redemption date.
Benchmark Treasury:	2.000% due October 31, 2022
Benchmark Treasury Yield:	1.997%
Re-offer Spread to Benchmark:	68 basis points
Re-offer Yield:	2.677%
Price to Public:	99.873% of Principal Amount
CUSIP / ISIN:	744573AL0 / US744573AL05
Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC CIBC World Markets Corp. RBC Capital Markets, LLC TD Securities (USA) LLC
Co-Managers:	BNY Mellon Capital Markets, LLC PNC Capital Markets LLC U.S. Bancorp Investments, Inc. Loop Capital Markets LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by calling Barclays Capital Inc. toll-free at 1-888-603-5847, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.